UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20540





                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                             Price Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



             8 3/4% Series A Cumulative Redeemable Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   741444 301
               -------------------------------------------------------
                                 (CUSIP Number)



Kathleen M. Hillan 4649 Morena Blvd. San Diego, CA 92117          (619) 581-4889
- ------------------------------------------------------------------------------
(Name, Address and Telephone of Person Authorized to Receive Notice and Communications)




                               October 21, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 2 of 6
                                  SCHEDULE 13D

CUSIP No. 741444 301

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Sol Price
   ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
   N/A                                                                   (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

   00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

   2(d) or 2(E)                                                             / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S. Citizen

                    7    SOLE VOTING POWER
                         See Attached
     NUMBER OF
      SHARES
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            See Attached
       EACH
 REPORTING PERSON   9    SOLE DISPOSITIVE POWER
       WITH              See Attached

                    10   SHARED DISPOSITIVE POWER

                         See Attached

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     6,409,590


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      6,509,590
     ----------- = 27.4%
     23,758,282


14   TYPE OF REPORTING PERSON*

     IN

                                  SCHEDULE 13D

Number of Shares of 8 3/4% Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock") Beneficially Owned by Each Reporting Person With

  7) Sole Voting Power


        0 By Sol Price as Trustee of Sol & Helen Price Trust
  358,490 By Sol Price as Trustee of Price Charitable Remainder Trust* 4,795,170 By Sol Price as Trustee of Price Family Charitable Trust**
--------
5,153,660 TOTAL


  8) Shared Voting Power


1,155,080 by Sol Price as Director of Price Family Charitable Fund
   34,950 by Sol Price as Co-Trustee of Marion Brodie Trust
   65,900 by Sol Price as Co-Trustee of Dorothy Goldberg Charitable Trust 100,000 by Sol Price as Co-Trustee of the Earl I. and Marion Brodie Trust II
--------
1,355,930 TOTAL



  9) Sole Dispositive Power


        0 By Sol Price as Trustee of Sol & Helen Price Trust
  358,490 By Sol Price as Trustee of Price Charitable Remainder Trust* 4,795,170 By Sol Price as Trustee of Price Family Charitable Trust**
--------
5,153,660 TOTAL



10) Shared Dispositive Power


1,155,080 by Sol Price as Director of Price Family Charitable Fund
   34,950 by Sol Price as  Co-Trustee of Marion Brodie Trust
   65,900 by Sol Price as Co-Trustee of Dorothy Goldberg Charitable Trust 100,000 by Sol Price as Co-Trustee of the Earl I. and Marion Brodie Trust II
- ---------
1,355,930 TOTAL



12) Exclusion of Shares

The reporting person disclaims beneficial ownership of the following shares:


1,155,080 Held by Price Family Charitable Fund
   34,950 Held by Marion Brodie Trust
   65,900 Held by Dorothy Goldberg Charitable Trust
  100,000 by Sol Price as Co-Trustee of the Earl I. and Marion Brodie Trust II
- ---------
1,355,930 TOTAL



* Does not include 252,000 shares of Series A Preferred Stock pledged to the Price Charitable Remainder Trust to secure certain notes delivered to the Price Charitable Remainder Trust in connection with sales of shares of Common Stock of Price Enterprises, Inc. ("Common Stock") to the pledgors in May 1998. In connection with such sales of Common Stock, the purchasers agreed to pledge the shares of Common Stock they purchased, as well as any securities distributed as dividends on such shares, to secure the purchase money notes. The shares referenced in this footnote were distributed as dividends on the shares of Common Stock originally subject to the pledge. The Price Charitable Remainder Trust does not have the right to vote or dispose of the pledged shares prior to a default under the applicable note.


** Does not include 620,000 shares of Series A Preferred Stock pledged to the Price Family Charitable Trust to secure certain notes delivered to the Price Family Charitable Trust in connection with sales of Common Stock to the pledgors in May 1998. In connection with such sales of Common Stock, the purchasers agreed to pledge the shares of Common Stock they purchased, as well as any securities distributed as dividends on such shares, to secure the purchase money notes. The shares referenced above were distributed as dividends on the shares of Common Stock originally subject to the pledge. Also does not include 800,000 shares of Series A Preferred Stock pledged to secure a loan made by the Price Family Charitable Trust to the San Diego Foundation for the purpose of allowing the San Diego Foundation to purchase such shares. The Price Family Charitable Trust does not have the right to vote or dispose of any of the pledged shares prior to a default under the applicable note.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  SCHEDULE 13D

1.   SECURITY AND ISSUER

     Price Enterprises, Inc.
     8 3/4% Series A Cumulative Redeemable Preferred Stock
     Kathleen M. Hillan,
     Senior Vice President--
     Finance
     4649 Morena Blvd.
     San Diego, CA  92117

2.   IDENTITY AND BACKGROUND

     a)   Sol Price
     b)   7979 Ivanhoe Avenue, Suite 520
          La Jolla, CA 92037
     c)   Self-employed investor
     d)   None
     e)   None
     f)   U.S. Citizen

3.   SOURCE AND AMOUNT OF FUNDS

     All shares disclosed herein, other than the 100,000 shares of Series A Preferred Stock owned by the Marion Brodie Trust II, were received by the entities listed in Item 5 pursuant to a pro rata distribution by Price Enterprises, Inc. of one share of Series A Preferred Stock for each share of common stock held by its stockholders of record on July 30, 1998 (the "Distribution"). The Earl I. and Marion Brodie Trust II purchased 90,000 shares of Series A Preferred Stock in the open market on August 19, 1998 and 10,000 shares of Series A Preferred Stock on August 20, 1998 at prices ranging from $14.62 to $15.00 per share. The Earl I. and Marion Brodie Trust II used an aggregate of $1,496,250 of cash held in the trust to make such purchases.


4.   PURPOSE OF TRANSACTION

     All shares disclosed herein, other than the 100,000 shares of Series A Preferred Stock owned by the Marion Brodie Trust II, were received by the entities listed in Item 5 pursuant to the Distribution and are being held for investment purposes only. In addition, the acquisition of 100,000 shares of Series A Preferred Stock by the Marion Brodie Trust II was for investment purposes only.


5.   INTEREST IN SECURITIES OF THE ISSUER


     a) The aggregate number of shares beneficially owned (6,509,590 or 27.4%) is held as follows:


          - 358,490 shares by Sol Price as Trustee of Price Charitable Remainder Trust U/T/D 1/10/83.


          - 4,795,170 shares by Sol Price as Trustee of Price Family Charitable Trust U/T/D 3/10/84.

          - 1,155,080 shares by Sol Price as a Director of The Price Family Charitable Fund.


          -    34,950 shares by Sol Price as Co-Trustee of Marion Brodie
               Trust.

          - 100,000 shares by Sol Price as Co-Trustee of the Earl I. and Marion Brodie Trust II.

          - 65,900 shares by Sol Price as Co-Trustee of Dorothy Goldberg Charitable Trust.


          These shares include 1,355,930 shares of which the reporting person disclaims beneficial ownership.

          These shares do not include the 3,817,085 shares (approximately 16.1%) of Price Enterprises Series A Preferred Stock beneficially owned by Robert Price, the son of Sol Price.

     b) The power to vote and the power to dispose of such shares is as follows:


          Sole power to vote or direct the vote:                     5,153,660

          Shared power to vote or direct the vote:                   1,355,930

          Sole power to dispose or direct the disposition:           5,153,660

          Shared power to dispose or direct the disposition:         1,355,930


     c) On August 17, 1998, Sol Price, as Trustee of the Sol and Helen Price Trust, the Price Charitable Remainder Trust and Price Family Charitable Trust, received an aggregate of 4,903,660 shares of Series A Preferred Stock in the Distribution. On August 17, 1998, the Price Family Charitable Fund, of which Sol Price is a director, received 2,055,080 shares of Series A Preferred Stock in the Distribution. On August 17,1998, the Marion Brodie Trust, of which Sol Price is a Co-Trustee, received 34,950 shares of Series A Preferred Stock in the Distribution. On August 17, 1998, the Dorothy Goldberg Charitable Trust, of which Sol Price is a Co-Trustee, received 65,900 shares of Series A Preferred Stock in the Distribution.


          1. The Earl I. and Marion Brodie Trust II, of which Sol Price is a Co-Trustee, purchased 90,000 shares of Series A Preferred Stock on August 19, 1998 and 10,000 shares of Series A Preferred Stock on August 20, 1998 in the open market at prices ranging from $14.62 to $15.00 per share.

          2. On September 16, 1998, the Price Family Charitable Fund, of which Sol Price is a director, made a gift of 1,000,000 shares of Series A Preferred Stock to one charitable organization.

          3. On October 6, 1998, The Price Charitable Remainder Trust, of which Sol Price is a trustee, purchased 7,000 shares on the open market at a price of $13.25 per share.

          4. Between October 6, 1998 and October 7, 1998, the Price Family Charitable Fund, of which Sol Price is a director, purchased 100,000 shares on the open market at prices ranging from $13.063 to $13.484 per share.

          5. On October 16, 1998, The Price Charitable Remainder Trust, of which Sol Price is a trustee, made a gift of 7,000 shares to one charitable organization.

          6. Between October 20, 1998 and October 27, 1998, the Price Family Charitable Trust, of which Sol Price is a Trustee, purchased 250,000 shares on the open market at prices ranging from $13.562 to $13.75 per share.


     d)   N/A

     e)   N/A

6.   CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER

On May 15, 1998, the Price Family Charitable Trust sold an aggregate of 620,000 shares of Common Stock in the amounts and to the individuals set forth below:


50,000 Paul A. Peterson, Peterson & Price, A Professional Corp., Profit Sharing Plan -- Trust B

20,000          Keene Wolcott

100,000 Brian and Gerri Monaghan, Trustees, Brian D. and Gerri Monaghan Trust -- U/T/D 7/15/96

50,000          Jim Cahill

100,000         Stanley Sheinbaum, Trustee, 1989 Sheinbaum Trust, Restated
                11/6/92

50,000          White & Robinson, A Professional Corp., Profit Sharing Plan

100,000         Murray Galinson, President, Galinson Holdings LLC

100,000 Mitchell G. Lynn & Alyce S. Lynn, Trustees, Mitchell G. Lynn & Alyce S. Lynn Trust U/T/D 3/15/85

50,000          Paul and Jackie Horton, Trustees, The Horton Family Trust U/A
                12/22/80

In each case, the purchaser paid cash in the amount of $3 per share and delivered a note in the amount $17.50 per share. Each note is a non-recourse note due May 15, 2002 and bears interest at 8% per annum, payable quarterly. Each note is secured by a pledge of the purchased shares to the Price Family Charitable Trust under a Stock Pledge and Security Agreement dated May 15, 1998. Each Stock Pledge and Security Agreement provides that the shares will be pledged to the Price Family Charitable Trust and held in a brokerage account for so long as the applicable note remains outstanding; provided that the borrower may instruct the holder of the brokerage account to sell the shares at any time and pay to the Price Family Charitable Trust the lesser of the proceeds of the sale or the amount borrowed under the note. All cash dividends and distributions paid on the pledged shares will be paid to the borrower, but all stock dividends and distributions will become pledged securities. Accordingly, the shares of Series A Preferred Stock issued in the Distribution on such shares of Common Stock have become subject to the pledge. The Price Family Charitable Trust does not have the right to vote or dispose of the pledged shares under any of the pledge agreements prior to a default under the applicable note.

On May 15, 1998, the Price Charitable Remainder Trust sold an aggregate of 202,000 shares of Common Stock in the amounts and to the individuals set forth below:

30,000          William and Gail Gorham

20,000          George Jezek, Trustee, Jezek Family Trust -- U/T/D 12/4/89

30,000          Gil Partida

50,000          Dr. Daniel Einhorn

15,000          Dr. Roger Cornell

20,000 Raymond E. Peet & W. Dian Peet, Trustees, Peet Family Trust U/A DTD 05/15/96

10,000          Jack McGrory

10,000 Lawrence Rosenstock and Jean Kluver, Trustees, Lawrence Rosenstock & Jean Kluver U/T/D 5/12/98

7,000           Sherrie Cousineau

10,000          Theodore P. Hurwitz, Trustee, Theodore P. Hurwitz Trust U/T/D
                9/23/91

In each case, the purchaser paid cash in the amount of $3 per share and delivered a note in the amount $17.50 per share. Each note is a non-recourse note due May 15, 2002 and bears interest at 8% per annum, payable quarterly. Each note is secured by a pledge of the purchased shares to the Price Charitable Remainder Trust under a Stock Pledge and Security Agreement dated May 15, 1998. Each Stock Pledge and Security Agreement provides that the shares will be pledged to the Price Charitable Remainder Trust and held in a brokerage account for so long as the applicable note remains outstanding; provided that the borrower may instruct the holder of the brokerage account to sell the shares at any time and pay to the Price Charitable Remainder Trust the lesser of the proceeds of the sale or the amount borrowed under the note. All cash dividends and distributions paid on the pledged shares will be paid to the borrower, but all stock dividends and distributions will become pledged securities. Accordingly, the shares of Series A Preferred Stock issued in the Distribution on such shares of Common Stock have become subject to the pledge. The Price Charitable Remainder Trust does not have the right to vote or dispose of the pledged shares under any of the pledge agreements prior to a default under the applicable note.

On May 21, 1998, the Price Charitable Remainder Trust sold an aggregate of 50,000 shares of Common Stock in the amounts and to the individuals set forth below:

10,000          Nancy Evans

10,000          Margaret Evans

5,000           Robert H. Gleason

20,000          Anne Ledford Evans

5,000           The Cherashore Family Trust U/T/D DTD 4/18/97

In each case, the purchaser paid cash in the amount of $3 per share and delivered a note in the amount $17.50 per share. Each note is a non-recourse note due May 15, 2002 and bears interest at 8% per annum, payable quarterly. Each note is secured by a pledge of the purchased shares to the Price Charitable Remainder Trust under a Stock Pledge and Security Agreement dated May 21, 1998. Each Stock Pledge and Security Agreement provides that the shares will be pledged to the Price Charitable Remainder Trust and held in a brokerage account for so long as the applicable note remains outstanding; provided that the borrower may instruct the holder of the brokerage account to sell the shares at any time and pay to the Price Charitable Remainder Trust the lesser of the proceeds of the sale or the amount borrowed under the note. All cash dividends and distributions paid on the pledged shares will be paid to the borrower, but all stock dividends and distributions will become pledged securities. Accordingly, the shares of Series A Preferred Stock issued in the Distribution on such shares of Common Stock have become subject to the pledge. The Price Charitable Remainder Trust does not have the right to vote or dispose of the pledged shares under any of the pledge agreements prior to a default under the applicable note.


On September 29, 1998, The Price Family Charitable Trust, of which Sol Price is a trustee, loaned $11,200,000 to the San Diego Foundation to be used exclusively for the purpose of purchasing shares of Series A Preferred Stock. The San Diego Foundation purchased 800,000 shares and has pledged all of such shares as security for the loan. The loan bears interest at the rate of 9% per year. Interest is payable quarterly beginning November 20, 1998. The loan matures on September 30, 1999. The Price Family Charitable Trust does not have the right to vote or dispose of the pledged shares under any of the pledge agreements prior to a default under the applicable note.


For information regarding shares of Common Stock beneficially owned by Sol Price, see the separate Schedule 13D, as amended from time to time, regarding such ownership.



7.   EXHIBITS

     1. Loan Agreement dated as of September 28, 1998 between The Price Family Charitable Trust and the San Diego Community Foundation Charitable Real Estate Fund.

     2. Promissory Note Secured by Pledge of Stock dated September 30, 1998 made by the San Diego Foundation Charitable Real Estate Fund to The Price Family Charitable Trust.

     3. Stock Pledge and Security Agreement dated as of September 30, 1998 between the San Diego Community Foundation Charitable Real Estate Fund and The Price Family Charitable Trust.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




November 2, 1998                       /s/ Sol Price
------------------------------       ---------------------------------
Date                                   Sol Price